UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2017

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Pierre Dulin

Name:	Pierre Dulin
Title:	General Manager

BLADEX’S PROFITS FOR THE THIRD QUARTER AND YEAR-TO-DATE 2017 AMOUNTED TO $20.5 MILLION, OR $0.52 PER SHARE, AND $61.4 MILLION, OR $1.56 PER SHARE, RESPECTIVELY, ON LOWER PROVISIONS AND
OPERATING EXPENSES

PANAMA CITY, REPUBLIC OF PANAMA, October 20, 2017

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the third quarter (“3Q17”) and nine months (“9M17”) ended September 30, 2017.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	9M17	9M16	3Q17	2Q17	3Q16
Key Income Statement Highlights
Total income	$103.8	$124.8	$31.1	$34.4	$43.4
Expenses:
Impairment loss from ECL on loans at amortized cost, loan commitments and financial guarantees contracts, and investment securities	$8.6	$17.4	$0.7	$4.3	$4.1
Operating expenses (1)	$33.8	$33.7	$10.0	$12.6	$11.2
Profit for the period	$61.4	$73.7	$20.5	$17.5	$28.0
Profitability Ratios
Earnings per Share ("EPS") (2)	$1.56	$1.89	$0.52	$0.44	$0.72
Return on Average Equity (“ROAE”) (3)	8.1%	10.0%	7.9%	6.9%	11.2%
Return on Average Assets (“ROAA”)	1.26%	1.31%	1.30%	1.08%	1.50%
Net Interest Margin ("NIM") (4)	1.87%	2.08%	1.76%	1.80%	2.13%
Net Interest Spread ("NIS") (5)	1.51%	1.86%	1.37%	1.44%	1.89%
Efficiency Ratio (6)	33%	27%	32%	37%	26%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio (7)	$5,706	$6,688	$5,706	$5,840	$6,688
Treasury Portfolio	$88	$145	$88	$79	$145
Total assets	$6,200	$7,287	$6,200	$6,422	$7,287
Total stockholders' equity	$1,032	$1,011	$1,032	$1,024	$1,011
Market capitalization (8)	$1,159	$1,104	$1,159	$1,078	$1,104
Tier 1 Basel III Capital Ratio (9)	20.3%	15.9%	20.3%	20.3%	15.9%
Total assets / Total stockholders' equity (times)	6.0	7.2	6.0	6.3	7.2
Liquid Assets / Total Assets (10)	12.2%	9.9%	12.2%	12.0%	9.9%
NPL to Loan Portfolio (11)	1.20%	1.31%	1.20%	1.12%	1.31%
Total allowance for ECL on loans at amortized cost, loan commitments and financial guarantee contracts to Commercial Portfolio	2.04%	1.67%	2.04%	2.06%	1.67%
Total allowance for ECL on loans, loan commitments and financial guarantee contracts to NPL (times)	1.8	1.3	1.8	1.9	1.3

3Q17 & 9M17 Highlights

Reported results:

•	3Q17 and 9M17 Profit totaled $20.5 million (+17% QoQ, -27% YoY) and $61.4 million (-17% YoY), respectively, mainly as the effects of lower provisions for expected credit losses (“ECL”) were offset by decreased net interest income.

•	Net interest income and margin (“NIM”) were $91.7 million and 1.87% in 9M17 (-22% and -21 bps YoY); $27.9 million and 1.76% in 3Q17 (-5% and -4 bps QoQ; -30% and -37 bps YoY, respectively). These decreases were a consequence of i) a YoY lower average loan book from de-risking and diversification efforts; ii) tighter net lending spreads on excess USD liquidity in markets across the Region; and iii) the effects from changes in the portfolio mix towards short-term trade exposures.

•	Fees and Other Income totaled $12.8 million in 9M17 (+9% YoY) and $3.8 million (-28% QoQ, +5 YoY), mainly from increased activity in the letters of credit business, and the successful closing of three structured transactions in the quarter, for a total of five YTD.

Key performance metrics:

•	The 9M17 annualized Return on Average Equity (“ROAE”) stood at 8.1%, compared to 10.0% a year ago, as the result of lower total income and a higher capital base. Similarly, 3Q17 ROAE was 7.9% vs. 6.9% in 2Q17 and 11.2% in 3Q16.

•	The Efficiency Ratio improved to 32% in 3Q17 from 37% in the previous quarter on the back of lower operating expenses (-21% QoQ, from cost reductions and lower non-recurring expenses). The 9M17 efficiency ratio was 33% vs. 27% a year ago, mostly on YoY lower total income.

•	The Tier 1 Basel III Capital Ratio stood at 20.3% at the end of 3Q17, unchanged from a quarter ago, up from 15.9% a year ago, reflecting increasing levels of capitalization and decreased risk-weighted assets compared to a year ago.

Commercial Portfolio & Quality:

•	As of September 30, 2017, end-of-period Commercial Portfolio balances stood at $5.7 billion (-2% QoQ, -15% YoY), with 3Q17 and 9M17 average balances reaching $5.7 billion (-1% QoQ, -16% YoY) and $5.9 billion (-14% YoY), respectively, while credit disbursement volumes increased QoQ and YoY.

•	Non-performing loans (“NPL”) stood at $64.1 million at the end of 3Q17, representing 1.20% of Loan Portfolio balances. The NPL coverage ratio reached 1.8x from 1.9x in 2Q17 and 1.3.x a year ago and the total allowance for ECL to total Commercial Portfolio ratio stood at 2.04% (-2 bps QoQ, +37 bps YoY).

CEO’s Comments

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s 3Q17 and 9M17 results: “Markets in our Region continue to experience abundant USD liquidity, resulting, at times, in valuation and asset prices which do not meet our internal risk-reward targets. As in similar market conditions in the past, Bladex continues to privilege adequate pricing over volume growth. Nevertheless, the decrease in end of period portfolio balances seen in prior quarters slowed markedly, and average portfolio balances remained largely stable QoQ, with continued increases in disbursement activity as market loan demand showed some signs of improvement. Our origination focused on high-quality short-term trade transactions and contributed to sequentially lower spreads. Credit exposures with assigned specific reserves to cover expected losses remained limited to a small number of clients, primarily in Brazil. These exposures are actively managed and the pace of restructuring negotiations has accelerated. Based on finalized restructuring agreements, Bladex discharged realized losses against existing reserves, while we continued to strengthen reserves coverage in the remaining cases where restructuring negotiations are still ongoing with pending outcomes.

On the expense side, the Bank reverted to lower levels following non-recurring employee-related expense charges in the previous quarter. The Bank remains committed to driving costs down across the organization, and it has embarked on a process of increasing levels of automation and improving workflows, revising organizational structures that not only help to better align its cost structure with the current revenue base, but also look to allow for future revenues growth without materially affecting its cost base going forward.

As you can see we have been able to improve the results QoQ, but we are cognizant of the need to effectively deploy our steadily increasing capital base to deliver on profitability expectations through the credit cycles. The Board of Directors approved to maintain the quarterly dividend payout at $0.385/share, which continues to represent an attractive dividend and demonstrates the Board’s confidence in our ability to resume growth and deploy capital more efficiently.” Mr. Amaral concluded.

RESULTS BY BUSINESS SEGMENT

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions and investors in Latin America. These activities include the origination of bilateral and syndicated credits, short-term and medium-term loans, customers’ liabilities under acceptances, loan commitments and financial guarantee contracts. Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) Fees and Other Income from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; and (iii) gain on the sale of loans generated through loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) impairment loss (recovery) from ECL on loans at amortized cost, loan commitments and financial guarantee contracts; and (v) direct and allocated operating expenses.

1

As of September 30, 2017, the Commercial Portfolio stood at $5.7 billion, a 2% decrease compared to $5.8 billion a quarter ago, and a 15% decrease compared to $6.7 billion a year ago, mainly attributable to the Bank’s efforts to shorten tenors, diversify its exposure profile and reduce portfolio concentration levels, together with abundant USD liquidity in key markets. 81% of the Commercial Portfolio was scheduled to mature within a year and 66% represented trade finance operations at the end of September 30, 2017, both up from 75% and 61%, respectively, a year ago. Consequently, average quarterly and year-to-date Commercial Portfolio balances decreased marginally by 1% QoQ and 16% YoY to reach $5.7 million in 3Q17, and down 14% YoY to reach $5.9 billion in the first 9M17, respectively.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s diversification by country of risk, and across industry segments:

Refer to Exhibit X for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XII for the Bank’s distribution of credit disbursements by country.

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(US$ million)	9M17	9M16	3Q17	2Q17	3Q16
Commercial Business Segment:
Net interest income	$91.6	$105.4	$28.3	$30.0	$35.9
Net other income (12)	12.4	11.6	3.7	5.2	3.9
Total income	104.1	117.0	32.1	35.2	39.7
Impairment loss from ECL on loans and loan commitments and financial guarantees contracts	(9.0)	(17.1)	(0.6)	(4.3)	(4.4)
Operating expenses	(26.2)	(25.4)	(7.7)	(9.8)	(8.5)
Profit for the period	$68.8	$74.5	$23.8	$21.1	$26.9

2017 Third Quarter and Year-to-Date results were mainly impacted by:

i.	Lower net interest income and margins on tighter net lending spreads as USD liquidity remained abundant in key markets, and on the effects of changes in the portfolio mix towards short-term trade loans, as a result of the Bank’s de-risking and diversification efforts, partially compensated by the rise in LIBOR-based market rates;
ii.	Higher YTD Other Income from increased letters of credit business activity throughout the year, and the successful closing of three structured transactions during 3Q17 (total of five in 9M17);
iii.	Lower allocated operating expenses in 3Q17 on decreased cost levels, mainly due to non-recurring employee-related expenses incurred mostly in 2Q17, which also resulted in higher YTD salaries and other employee expenses compared to a year ago;
iv.	Decreased provisions for ECL mostly reflecting both finalized restructurings, and the strengthening of reserves regarding remaining exposures undergoing restructuring efforts.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, and the Bank’s interest rate, liquidity, price and currency positions. Interest-earning assets managed by the Treasury Business Segment include liquidity positions (cash and cash equivalents), and financial instruments related to the investment management activities, consisting of financial instruments at fair value through accumulated other comprehensive income (loss) account (“FVOCI”) and securities at amortized cost. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Profit from the Treasury Business Segment includes net interest income derived from the above mentioned treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at FVTPL, gain (loss) per financial instruments at FVOCI, and other income), impairment loss from ECL on investment securities, and direct and allocated operating expenses. The Treasury Business Segment also incorporated the Bank’s non-core results from its former participation in the investment funds exited in 2016, which were shown in the other income line item “gain (loss) per financial instruments at FVTPL”.

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As of September 30, 2017, treasury business assets totaled $0.9 billion, stable from a quarter ago and marginally down 1% from a year ago, as higher cash and cash equivalent balances were offset by lower YoY Investment Securities Portfolio (at FVOCI and at amortized cost) balances of $88 million at the end of the 3Q17, the latter representing 1% of total assets, as of September 30, and June 30, 2017, and 2% of total assets a year ago, as the Bank aims to reduce market risk. The Investment Securities Portfolio consisted of readily-quoted Latin American securities, 85% of which represented sovereign or state-owned risk (refer to Exhibit XI for a per-country risk distribution of the Investment Securities Portfolio).

The Bank establishes and monitors requirements for internal liquidity management through limits and policies based on the Basel III Liquidity Coverage Ratio (“LCR”). Liquidity balances amounted to $0.8 billion as of September 30, 2017, nearly unchanged compared to June 30, 2017, and compared to $0.7 billion as of September 30, 2016. 99% of the Bank’s liquid assets at the end of 3Q17 were held in deposits with the Federal Reserve Bank of New York. As of these quarter-end dates, the liquid assets to total assets ratio was 12.2%, 12.0%, and 9.9%, respectively, while the liquid assets to total deposits ratio was 25.2% at the end of the 3Q17, compared to 23.0% from a quarter and year ago.

Deposit balances decreased 10% QoQ and 4% YoY to $3.0 billion at the end of 3Q17, representing 59% of total funding sources, compared to 63% and 50%, at the end of 2Q17 and 3Q16, respectively. Deposits placed by the Class A shareholders of the Bank (i.e.: central banks or designees) represented 63% of total deposits as of September 30, 2017. At that same date, short-term borrowings and debt increased 51% QoQ and decreased 35% YoY, while long-term borrowings and debt decreased 9% QoQ and 26% YoY, to reach $0.7 billion and $1.4 billion at the end of the 3Q17, respectively. These effects stem from the Bank´s efforts to shorten funding tenors aligned with the lending book moving towards shorter tenors. The 3Q17 and 9M17 weighted average funding cost was 2.06% (up 11 bps QoQ and 64 bps YoY) and 1.91% (up 55 bps), respectively, both mainly reflecting the increase in LIBOR-based market rates (similarly impacting asset lending rates) and the amortization costs associated with the hedging of foreign currency deposits (forward points), partly compensated by decreasing funding spreads.

(US$ million)	9M17	9M16	3Q17	2Q17	3Q16
Treasury Business Segment:
Net interest income	$0.0	$12.1	$(0.4)	$(0.7)	$4.0
Net other loss (12)	(0.3)	(4.4)	(0.6)	(0.1)	(0.3)
Total income (loss)	(0.3)	7.8	(1.0)	(0.8)	3.7
Recovery (Impairment) loss from ECL on investment securities	0.4	(0.3)	(0.1)	0.0	0.2
Operating expenses	(7.5)	(8.3)	(2.2)	(2.8)	(2.7)
(Loss) Profit for the period	$(7.4)	$(0.8)	$(3.3)	$(3.6)	$1.1

2017 Third Quarter and Year-to-Date results were mainly impacted by:

i.	A funding mix which continues to maintain stable funding sources (i.e. medium- and long-term borrowings and debt) limiting gap income;
ii.	The cumulative effect of the adjustment of amortization costs associated with the hedging of foreign currency deposits (forward points) in 2Q17; and
iii.	9M17 Profit positively impacted by the absence of non-core results that impacted prior year performance.

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NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	9M17	9M16	3Q17	2Q17	3Q16
Net Interest Income ("NII") by Business Segment
Commercial Business Segment	$91.6	$105.4	$28.3	$30.0	$35.9
Treasury Business Segment	0.0	12.1	(0.4)	(0.7)	4.0
Combined Business Segment NII	$91.7	$117.5	$27.9	$29.3	$39.8

Net Interest Margin	1.87%	2.08%	1.76%	1.80%	2.13%

2017 Third Quarter and Year-to-Date Net Interest Income and margins were mainly impacted by:

i.	YoY reduction of average loan portfolio balances as a result of the Bank’s de-risking and diversification efforts towards short-term trade loans;
ii.	Tighter net lending spreads as excess USD liquidity remains in key markets, partly compensated by increased lending Libor-based rates; and
iii.	Higher funding cost from increased Libor-based rates, from a funding mix limiting gap income, and from the cumulative effect of forward points amortization costs.

FEES AND OTHER INCOME

Fees and Other Income includes the fee income associated with letters of credit and other contingent credits, such as guarantees and credit commitments, as well as fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary and secondary markets.

(US$ million)	9M17	9M16	3Q17	2Q17	3Q16
Fees and Commissions *	$11.8	$10.2	$3.6	$5.0	$3.4
Letters of credit and other contingent credits	7.9	5.7	2.3	2.6	2.0
Loan structuring and distribution fees	3.9	4.5	1.3	2.4	1.3
Gain on sale of loans at amortized cost	0.1	0.5	0.0	0.0	0.1
Other income, net	0.8	1.1	0.2	0.3	0.1
Fees and Other Income	$12.8	$11.7	$3.8	$5.3	$3.6
* Net of commission expenses

2017 Third Quarter and Year-to-Date Fees and Other Income were mainly impacted by:

i.	Higher YoY fees from increased activity in the letters of credit business; and
ii.	The successful closing of three structured transactions in 3Q17, for a total of five in 9M17, compared to eight in 9M16.

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PORTFOLIO QUALITY AND ALLOWANCE FOR ECL ON LOANS, LOAN COMMITMENTS AND FINANCIAL GUARANTEE CONTRACTS

(In US$ million, except percentages)	30-Sep-17	30-Jun-17	31-Mar-17	31-Dec-16	30-Sep-16
Allowance for ECL on loans at amortized cost:
Balance at beginning of the period	$115.6	$109.9	$106.0	$106.3	$102.1
Provisions	0.4	5.7	4.0	17.6	5.0
Write-offs, net of recoveries	(4.2)	0.0	0.0	(17.9)	(0.8)
End of period balance	$111.7	$115.6	$109.9	$106.0	$106.3

Allowance for ECL on loan commitments and financial guarantee contracts:
Balance at beginning of the period	$4.6	$5.9	$5.8	$5.4	$6.1
Provisions (Reversals)	0.2	(1.3)	0.2	0.4	(0.7)
End of period balance	$4.8	$4.6	$5.9	$5.8	$5.4

Total allowance for ECL on loans at amortized cost, loan commitments and financial guarantee contracts	$116.6	$120.2	$115.9	$111.8	$111.7

Total allowance for ECL on loans at amortized cost, loan commitments and financial guarantee contracts to Commercial Portfolio	2.04%	2.06%	1.89%	1.73%	1.67%
NPL to gross loan portfolio	1.20%	1.12%	1.14%	1.09%	1.31%
Total allowance for ECL on loans at amortized cost, loan commitments and financial guarantee contracts to NPL (times)	1.8	1.9	1.8	1.7	1.3

The total allowance for ECL amounted to $116.6 million at September 30, 2017, representing 2.04% of the total Commercial Portfolio, compared to $120.2 million and 2.06%, respectively, as of June 30, 2017, and compared to $111.7 million and 1.67%, respectively, as of September 30, 2016. The QoQ decrease of $3.6 million was attributable to the net effects of write-offs and releases against existing specific reserves after completed restructurings, and reserve strengthening regarding remaining exposures in ongoing restructuring negotiations.

At the end of 3Q17, NPL balances stood at $64.1 million, representing 1.20% of Loan Portfolio balances, compared to $62.6 million in 2Q17 and $83.8 million in 3Q16, following finalized restructuring agreements and the QoQ migration of one minor exposure from Stage 2 (with individually assigned specific reserve) to Stage 3 NPL. The ratio of the total allowance for ECL on loans, loan commitments and financial guarantee contracts to NPLs stood at 1.8 times as of the end of September 30, 2017, compared to 1.9 times from a quarter ago, and 1.3 times a year ago.

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OPERATING EXPENSES

Operating expenses reflect the following line items of the consolidated statements of profit or loss:

(US$ million)	9M17	9M16	3Q17	2Q17	3Q16
Salaries and other employee expenses	$20.3	$19.0	$5.8	$7.8	$6.2
Depreciation of equipment and leasehold improvements	1.2	1.0	0.4	0.4	0.4
Amortization of intangible assets	0.6	0.4	0.2	0.2	0.2
Other expenses	11.7	13.2	3.6	4.3	4.4
Total Operating Expenses	$33.8	$33.7	$10.0	$12.6	$11.2

Efficiency Ratio	33%	27%	32%	37%	26%

2017 Third Quarter and Year-to-Date Operating Expenses were mainly impacted by:

i.	Return to lower expense levels in 3Q17 in absence of non-recurring items; and
ii.	Non-recurring employee-related expenses incurred mostly during 2Q17, resulting in higher YTD salaries and other employee expenses compared to a year ago.

The Bank’s Efficiency Ratio stood at 32% in 3Q17, compared to 37% in 2Q17, on the back of lower operating expenses (-21% QoQ), and compared to 26% in 3Q16, mainly on reduced total income levels. The Bank’s year-to-date Efficiency Ratio was 33% in the first 9M17, compared to 27% a year ago, as operating expenses were nearly unchanged while total income decreased 17% YoY.

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CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and share outstanding)	30-Sep-17	30-Jun-17	30-Sep-16
Tier 1 Capital (9)	$1,032	$1,025	$1,012
Risk-Weighted Assets Basel III (9)	$5,082	$5,048	$6,373
Tier 1 Basel III Capital Ratio (9)	20.3%	20.3%	15.9%
Total stockholders’ equity	$1,032	$1,024	$1,011
Total stockholders’ equity to total assets	16.6%	15.9%	13.9%
Accumulated other comprehensive income (loss) ("OCI")	$(2)	$(3)	$(4)
Total assets / Total stockholders' equity (times)	6.0	6.3	7.2
Shares outstanding	39.365	39.362	39.160

The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 39.4 million common shares outstanding as of September 30, 2017. At the same date, the Bank’s ratio of total assets to stockholders’ equity was 6.0x and its Tier 1 Basel III Capital Ratio reached 20.3%, reflecting high levels of capitalization and decreased risk-weighted assets from a year ago.

RECENT EVENTS

▪	Quarterly dividend payment: At a meeting held October 17, 2017, the Bank’s Board of Directors approved a quarterly common dividend of $0.385 per share corresponding to the third quarter 2017. The dividend will be paid on November 21, 2017, to stockholders registered as of November 1, 2017.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Total operating expenses includes the following expenses line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

2)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

3)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

4)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

5)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

6)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total income.

8

7)	The Bank’s “Commercial Portfolio” includes gross loans at amortized cost (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

9)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at FVOCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

10)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

11)	Loan Portfolio refers to gross loans at amortized cost.

12)	Net other income (loss) by Business Segment consists of the following items:

-	Commercial Business Segment: net fees and commissions, gain on sale of loans at amortized cost, and net related other income.

-	Treasury Business Segment: net other income from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at FVTPL, gain (loss) per financial instruments at FVOCI, and net related other income.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating profit and return on equity in future periods, including income derived from the Treasury Business Segment, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, operates throughout the Region with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through September 30, 2017, Bladex had disbursed accumulated credits of approximately $254 billion.

9

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, October 20, 2017 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 75153522.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Tel: +507 210-8630

E-mail address: cschech@bladex.com

Mrs. Irma Garrido Arango

SVP, Corporate Development and Investor Relations

Tel: +507 210-8559

E-mail address: igarrido@bladex.com

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

10

EXHIBIT I

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2017	June 30, 2017	September 30, 2016	CHANGE	%	CHANGE	%
	(In US$ thousand)

ASSETS:
Cash and cash equivalents	$799,435	$819,390	$754,876	$(19,955)	(2)%	$44,559	6%
Financial Instruments:
At fair value through profit or loss	0	13	28	(13)	(100)	(28)	(100)
At fair value through OCI	16,796	16,435	55,703	361	2	(38,907)	(70)
Securities at amortized cost, net	70,697	62,791	88,866	7,906	13	(18,169)	(20)
Loans at amortized cost	5,343,191	5,570,315	6,393,382	(227,124)	(4)	(1,050,191)	(16)
Less:
Allowance for expected credit losses	111,728	115,607	106,335	(3,879)	(3)	5,393	5
Unearned interest and deferred fees	5,838	6,723	8,695	(885)	(13)	(2,857)	(33)
Loans at amortized cost, net	5,225,625	5,447,985	6,278,352	(222,360)	(4)	(1,052,727)	(17)

At fair value – Derivative financial instruments used for hedging – receivable	11,034	6,497	27,369	4,537	70	(16,335)	(60)

Property and equipment, net	7,849	8,044	6,654	(195)	(2)	1,195	18
Intangibles, net	2,368	2,534	3,086	(166)	(7)	(718)	(23)

Other assets:
Customers' liabilities under acceptances	4,902	5,194	1,715	(292)	(6)	3,187	186
Accrued interest receivable	32,869	33,466	45,296	(597)	(2)	(12,427)	(27)
Other assets	28,545	19,813	25,135	8,732	44	3,410	14
Total of other assets	66,316	58,473	72,146	7,843	13	(5,830)	(8)

TOTAL ASSETS	$6,200,120	$6,422,162	$7,287,080	$(222,042)	(3)%	$(1,086,960)	(15)%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$205,133	$126,977	$252,536	$78,156	62%	$(47,403)	(19)%
Time	2,797,876	3,226,578	2,873,469	(428,702)	(13)	(75,593)	(3)
Total deposits	3,003,009	3,353,555	3,126,005	(350,546)	(10)	(122,996)	(4)

At fair value – Derivative financial instruments used for hedging – payable	25,617	33,946	34,652	(8,329)	(25)	(9,035)	(26)

Financial liabilities at fair value through profit or loss	0	27	0	(27)	(100)	0	n.m.
Securities sold under repurchase agreement	0	0	101,403	0	n.m. (*)	(101,403)	(100)
Short-term borrowings and debt	737,129	487,056	1,132,488	250,073	51	(395,359)	(35)
Long-term borrowings and debt, net	1,357,796	1,485,707	1,831,372	(127,911)	(9)	(473,576)	(26)

Other liabilities:
Acceptances outstanding	4,902	5,194	1,715	(292)	(6)	3,187	186
Accrued interest payable	18,191	12,953	22,000	5,238	40	(3,809)	(17)
Allowance for expected credit losses on loan commitments and financial guarantee contracts	4,830	4,615	5,366	215	5	(536)	(10)
Other liabilities	16,907	14,969	21,208	1,938	13	(4,301)	(20)
Total other liabilities	44,830	37,731	50,289	7,099	19	(5,459)	(11)

TOTAL LIABILITIES	$5,168,381	$5,398,022	$6,276,209	$(229,641)	(4)%	$(1,107,828)	(18)%

STOCKHOLDERS' EQUITY:
Common stock	279,980	279,980	279,980	0	0%	0	0%
Treasury stock	(64,667)	(64,733)	(69,185)	66	(0)	4,518	(7)
Additional paid-in capital in excess of assigned value of common stock	119,436	118,899	120,011	537	0	(575)	(0)
Capital reserves	95,210	95,210	95,210	0	0	0	0
Retained earnings	603,523	598,217	589,239	5,306	1	14,284	2
Accumulated other comprehensive loss	(1,743)	(3,433)	(4,384)	1,690	(49)	2,641	(60)

TOTAL STOCKHOLDERS' EQUITY	$1,031,739	$1,024,140	$1,010,871	$7,599	1%	$20,868	2%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,200,120	$6,422,162	$7,287,080	$(222,042)	(3)%	$(1,086,960)	(15)%

(*)	"n.m." means not meaningful.

11

EXHIBIT II

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2017	June 30, 2017	September 30, 2016	CHANGE	%	CHANGE	%

NET INTEREST INCOME:
Interest income	$55,050	$56,099	$62,817	$(1,049)	(2)%	$(7,767)	(12)%
Interest expense	(27,153)	(26,754)	(22,997)	(399)	1	(4,156)	18

NET INTEREST INCOME	27,897	29,345	39,820	(1,448)	(5)	(11,923)	(30)

OTHER INCOME:
Fees and commissions, net	3,566	5,013	3,371	(1,447)	(29)	195	6
Derivative financial instruments and foreign currency exchange	(616)	473	204	(1,089)	(230)	(820)	(402)
Gain (Loss) per financial instrument at fair value through profit or loss	3	(649)	(324)	652	(100)	327	(101)
Gain (Loss) per financial instrument at fair value through OCI	0	(35)	69	35	(100)	(69)	(100)
Gain on sale of loans at amortized cost	15	12	87	3	25	(72)	(83)
Other income	201	255	150	(54)	(21)	51	34
NET OTHER INCOME	3,169	5,069	3,557	(1,900)	(37)	(388)	(11)

TOTAL INCOME	31,066	34,414	43,377	(3,348)	(10)	(12,311)	(28)

EXPENSES:
Impairment loss from expected credit losses on loans at amortized cost	362	5,666	5,077	(5,304)	(94)	(4,715)	(93)
Impairment loss (Recovery) from expected credit losses on investment securities	75	(11)	(210)	86	(782)	285	(136)
Impairment loss (Recovery) from expected credit losses on loan commitments and financial guarantee contracts	215	(1,324)	(725)	1,539	(116)	940	(130)
OPERATING EXPENSES:
Salaries and other employee expenses	5,842	7,768	6,230	(1,926)	(25)	(388)	(6)
Depreciation of equipment and leasehold improvements	384	356	376	28	8	8	2
Amortization of intangible assets	174	178	222	(4)	(2)	(48)	(22)
Other expenses	3,553	4,300	4,416	(747)	(17)	(863)	(20)
TOTAL OPERATING EXPENSES	9,953	12,602	11,244	(2,649)	(21)	(1,291)	(11)
TOTAL EXPENSES	10,605	16,933	15,386	(6,328)	(37)	(4,781)	(31)

PROFIT FOR THE PERIOD	$20,461	$17,481	$27,991	$2,980	17%	$(7,530)	(27)%

PER COMMON SHARE DATA:
Basic earnings per share	0.52	0.44	0.72
Diluted earnings per share	0.52	0.44	0.71

Weighted average basic shares	39,362	39,317	39,102
Weighted average diluted shares	39,413	39,347	39,225

PERFORMANCE RATIOS:
Return on average assets	1.30%	1.08%	1.50%
Return on average stockholders' equity	7.9%	6.9%	11.2%
Net interest margin	1.76%	1.80%	2.13%
Net interest spread	1.37%	1.44%	1.89%
Efficiency Ratio	32.0%	36.6%	25.9%
Operating expenses to total average assets	0.63%	0.78%	0.60%

12

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA

(Consolidated Statements of Profit or Loss, Financial Position, and Selected Financial Ratios)

	FOR THE NINE MONTHS ENDED
	September 30, 2017	September 30, 2016
	(In US$ thousand, except per share amounts & ratios)

PROFIT OR LOSS DATA:
Net interest income	$91,674	$117,524
Fees and commissions, net	11,848	10,178
Derivative financial instruments and foreign currency exchange	(12)	(135)
Loss per financial instrument at fair value through profit or loss - investment funds	0	(4,365)
(Loss) Gain per financial instrument at fair value through profit or loss - other financial instruments	(706)	274
Gain (Loss) per financial instrument at fair value through OCI	79	(246)
Gain on sale of loans at amortized cost	113	490
Other income	810	1,057
Impairment loss from expected credit losses on loans and loan commitments and financial guarantee contracts	(9,035)	(17,127)
Recovery (Impairment) loss from expected credit losses on investment securities	390	(276)
Operating expenses	(33,761)	(33,673)
PROFIT FOR THE PERIOD	$61,400	$73,701

FINANCIAL POSITION DATA:
Financial instruments at fair value through profit or loss	0	28
Financial instruments at fair value through OCI	16,796	55,703
Securities at amortized cost, net	70,697	88,866
Loans at amortized cost	5,343,191	6,393,382
Total assets	6,200,120	7,287,080
Deposits	3,003,009	3,126,005
Securities sold under repurchase agreements	0	101,403
Short-term borrowings and debt	737,129	1,132,488
Long-term borrowings and debt, net	1,357,796	1,831,372
Total liabilities	5,168,381	6,276,209
Stockholders' equity	1,031,739	1,010,871

PER COMMON SHARE DATA:
Basic earnings per share	1.56	1.89
Diluted earnings per share	1.56	1.88
Book value (period average)	25.93	25.30
Book value (period end)	26.21	25.81

(In thousand):
Weighted average basic shares	39,289	39,059
Weighted average diluted shares	39,319	39,178
Basic shares period end	39,365	39,160

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.26%	1.31%
Return on average stockholders' equity	8.1%	10.0%
Net interest margin	1.87%	2.08%
Net interest spread	1.51%	1.86%
Efficiency Ratio	32.5%	27.0%
Operating expenses to total average assets	0.69%	0.60%

ASSET QUALITY RATIOS:
Non-performing loans to gross loan portfolio	1.20%	1.31%
Write-offs to gross loan portfolio	0.08%	0.01%
Allowance for expected credit losses on loans at amortized cost to gross loan portfolio	2.09%	1.66%
Allowance for expected credit losses on loan commitments and financial guarantee contracts to total loan commitments, financial guarantee contracts and other assets portfolio	1.33%	1.82%
Total allowance for expected credit losses on loan at amortized cost, loan commitments and financial guarantee contracts to non-performing loans	182%	133%

CAPITAL RATIOS:
Stockholders' equity to total assets	16.6%	13.9%
Tier 1 Basel III Capital Ratio	20.3%	15.9%

13

EXHIBIT IV

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	FOR THE NINE MONTHS ENDED
	(A)	(B)	(A) - (B)
	September 30, 2017	September 30, 2016	CHANGE	%
	(In US$ thousand)
NET INTEREST INCOME:
Interest income	$170,280	$184,448	$(14,168)	(8)%
Interest expense	(78,606)	(66,924)	(11,682)	17

NET INTEREST INCOME	91,674	117,524	(25,850)	(22)

OTHER INCOME:
Fees and commissions, net	11,848	10,178	1,670	16
Derivative financial instruments and foreign currency exchange	(12)	(135)	123	(91)
Loss per financial instrument at fair value through profit or loss - investment funds	0	(4,365)	4,365	(100)
(Loss) Gain per financial instrument at fair value through profit or loss - other financial instruments	(706)	274	(980)	(358)
Gain (Loss) per financial instrument at fair value through OCI	79	(246)	325	(132)
Gain on sale of loans at amortized cost	113	490	(377)	(77)
Other income	810	1,057	(247)	(23)
NET OTHER INCOME	12,132	7,253	4,879	67

TOTAL INCOME	103,806	124,777	(20,971)	(17)

EXPENSES:
Impairment loss from expected credit losses on loans at amortized cost	9,981	17,186	(7,205)	(42)
(Recovery) Impairment loss from expected credit losses on investment securities	(390)	276	(666)	(241)
(Recovery) Impairment loss from expected credit losses on loan commitments and financial guarantee contracts	(946)	(59)	(887)	1,503
OPERATING EXPENSES:
Salaries and other employee expenses	20,306	19,008	1,298	7
Depreciation of equipment and leasehold improvements	1,171	1,039	132	13
Amortization of intangible assets	553	425	128	30
Other expenses	11,731	13,201	(1,470)	(11)
TOTAL OPERATING EXPENSES	33,761	33,673	88	0
TOTAL EXPENSES	42,406	51,076	(8,670)	(17)

PROFIT FOR THE PERIOD	$61,400	$73,701	$(12,301)	(17)%

14

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	September 30, 2017			June 30, 2017			September 30, 2016
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$798,466	$2,995	1.47%	$1,077,011	$2,822	1.04%	$811,507	$1,142	0.55%
Financial Instruments at fair value through profit or loss	1	0	0.00	0	0	0.00	0	0	0.00
Financial Instruments at fair value through OCI	16,823	124	2.89	17,776	126	2.79	62,768	457	2.85
Securities at amortized cost (1)	66,623	474	2.78	64,000	441	2.73	98,221	688	2.74
Loans at amortized cost, net of unearned interest	5,389,948	51,457	3.74	5,385,901	52,710	3.87	6,460,587	60,530	3.67

TOTAL INTEREST EARNING ASSETS	$6,271,861	$55,050	3.43%	$6,544,688	$56,099	3.39%	$7,433,084	$62,817	3.31%

Allowance for expected credit losses on loans at amortized cost	(115,631)			(110,357)			(101,713)
Non interest earning assets	86,060			83,297			94,381

TOTAL ASSETS	$6,242,290			$6,517,628			$7,425,753

INTEREST BEARING LIABILITIES
Deposits	$3,301,112	$12,510	1.48%	$3,253,009	$11,593	1.41%	$3,267,557	$5,329	0.64%
Trading liabilities	6	0	0.00	51	0	0.00	25	0	0.00
Securities sold under repurchase agreement and short-term borrowings and debt	446,652	2,209	1.94	647,524	2,487	1.52	1,194,433	3,642	1.19
Long-term borrowings and debt, net (2)	1,398,233	12,434	3.48	1,517,279	12,674	3.30	1,892,037	14,026	2.90

TOTAL INTEREST BEARING LIABILITIES	$5,146,003	$27,153	2.06%	$5,417,863	$26,754	1.95%	$6,354,051	$22,997	1.42%

Non interest bearing liabilities and other liabilities	$72,152			$79,595			$73,457

TOTAL LIABILITIES	5,218,155			5,497,457			6,427,508

STOCKHOLDERS' EQUITY	1,024,134			1,020,170			998,244

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,242,290			$6,517,628			$7,425,753

NET INTEREST SPREAD			1.37%			1.44%			1.89%

NET INTEREST INCOME AND NET INTEREST MARGIN		$27,897	1.76%		$29,345	1.80%		$39,820	2.13%

(1)	Gross of the allowance for expected credit losses relating to securities at amortized cost.
(2)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

15

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE NINE MONTHS ENDED
	September 30, 2017			September 30, 2016
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$968,544	$7,818	1.06%	$836,724	$3,206	0.50%
Financial Instruments at fair value through profit or loss	1	0	0.00	21,480	0	0.00
Financial Instruments at fair value through OCI	19,985	420	2.77	114,494	1,956	2.24
Securities at amortized cost (1)	67,082	1,448	2.85	106,346	2,260	2.79
Loans at amortized cost, net of unearned interest	5,513,151	160,594	3.84	6,456,779	177,026	3.60

TOTAL INTEREST EARNING ASSETS	$6,568,762	$170,280	3.42%	$7,535,823	$184,448	3.22%

Allowance for expected credit losses on loans at amortized cost	(110,759)			(94,667)
Non interest earning assets	81,152			96,761

TOTAL ASSETS	$6,539,155			$7,537,917

INTEREST BEARING LIABILITIES
Deposits	$3,164,639	$30,310	1.26%	$3,084,559	$14,970	0.64%
Trading liabilities	29	0	0.00	6	0	0.00
Securities sold under repurchase agreement and short-term borrowings and debt	707,348	8,264	1.54	1,489,872	12,232	1.08
Long-term borrowings and debt, net (2)	1,566,619	40,032	3.37	1,897,748	39,722	2.75

TOTAL INTEREST BEARING LIABILITIES	$5,438,634	$78,606	1.91%	$6,472,185	$66,924	1.36%

Non interest bearing liabilities and other liabilities	$81,676			$77,601

TOTAL LIABILITIES	5,520,311			6,549,786

STOCKHOLDERS' EQUITY	1,018,844			988,131

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,539,155			$7,537,917

NET INTEREST SPREAD			1.51%			1.86%

NET INTEREST INCOME AND NET INTEREST MARGIN		$91,674	1.87%		$117,524	2.08%

(1)	Gross of the allowance for expected credit losses relating to securities at amortized cost.
(2)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

16

EXHIBIT VII

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	NINE MONTHS	FOR THE THREE MONTHS ENDED					NINE MONTHS
	ENDED						ENDED
	SEP 30/17	SEP 30/17	JUN 30/17	MAR 31/17	DEC 31/16	SEP 30/16	SEP 30/16

NET INTEREST INCOME:
Interest income	$170,280	$55,050	$56,099	$59,131	$61,450	$62,817	$184,448
Interest expense	(78,606)	(27,153)	(26,754)	(24,699)	(23,765)	(22,997)	(66,924)

NET INTEREST INCOME	91,674	27,897	29,345	34,432	37,685	39,820	117,524

OTHER INCOME:
Fees and commissions, net	11,848	3,566	5,013	3,269	4,128	3,371	10,178
Derivative financial instruments and foreign currency exchange	(12)	(616)	473	131	(351)	204	(135)
Loss per financial instrument at fair value through profit or loss - investment funds	0	0	0	0	0	0	(4,365)
(Loss) Gain per financial instrument at fair value through profit or loss - other financial instruments	(706)	3	(649)	(60)	1,208	(324)	274
Gain (Loss) per financial instrument at fair value through OCI	79	0	(35)	114	(110)	69	(246)
Gain on sale of loans at amortized cost	113	15	12	86	316	87	490
Other income	810	201	255	354	321	150	1,057

NET OTHER INCOME	12,132	3,169	5,069	3,894	5,512	3,557	7,253

TOTAL INCOME	103,806	31,066	34,414	38,326	43,197	43,377	124,777

Impairment loss from expected credit losses on loans at amortized cost	9,981	362	5,666	3,953	17,574	5,077	17,186
(Recovery) Impairment loss from expected credit losses on investment securities	(390)	75	(11)	(454)	(273)	(210)	276
(Recovery) Impairment loss from expected credit losses on loan commitments and financial guarantee contracts	(946)	215	(1,324)	163	410	(725)	(59)
Operating expenses	33,761	9,953	12,602	11,206	12,142	11,244	33,673

PROFIT FOR THE PERIOD	$61,400	$20,461	$17,481	$23,458	$13,344	$27,991	$73,701

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$1.56	$0.52	$0.44	$0.60	$0.34	$0.72	$1.89

PERFORMANCE RATIOS
Return on average assets	1.26%	1.30%	1.08%	1.39%	0.73%	1.50%	1.31%
Return on average stockholders' equity	8.1%	7.9%	6.9%	9.4%	5.3%	11.2%	10.0%
Net interest margin	1.87%	1.76%	1.80%	2.02%	2.05%	2.13%	2.08%
Net interest spread	1.51%	1.37%	1.44%	1.71%	1.79%	1.89%	1.86%
Efficiency Ratio	32.5%	32.0%	36.6%	29.2%	28.1%	25.9%	27.0%
Operating expenses to total average assets	0.69%	0.63%	0.78%	0.66%	0.66%	0.60%	0.60%

17

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS

(In US$ thousand)

	FOR THE NINE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	SEP 30/17	SEP 30/16	SEP 30/17	JUN 30/17	SEP 30/16

COMMERCIAL BUSINESS SEGMENT:

Net interest income (1)	$91,647	$105,381	$28,333	$30,024	$35,869
Net other income (2)	12,410	11,632	3,723	5,208	3,852
Total income	104,057	117,013	32,056	35,232	39,721
Impairment loss from expected credit losses on loans at amortized cost, loan commitments and financial guarantee contracts	(9,035)	(17,127)	(577)	(4,342)	(4,352)
Operating expenses (3)	(26,217)	(25,412)	(7,723)	(9,794)	(8,519)
PROFIT FOR THE PERIOD	$68,805	$74,474	$23,756	$21,096	$26,850

Average interest-earning assets (4)	5,513,151	6,456,779	5,389,948	5,385,901	6,460,587
End-of-period interest-earning assets (4)	5,337,353	6,384,687	5,337,353	5,563,592	6,384,687

TREASURY BUSINESS SEGMENT:

Net interest income (1)	$27	$12,143	$(436)	$(679)	$3,951
Net other loss (2)	(278)	(4,379)	(554)	(139)	(295)
Total income (loss)	(251)	7,764	(990)	(818)	3,656
Recovery (Impairment) loss from expected credit losses on investment securities	390	(276)	(75)	11	210
Operating expenses (3)	(7,544)	(8,261)	(2,230)	(2,808)	(2,725)
(LOSS) PROFIT FOR THE PERIOD	$(7,405)	$(773)	$(3,295)	$(3,615)	$1,141

Average interest-earning assets (5)	1,055,611	1,079,044	881,913	1,158,787	972,497
End-of-period interest-earning assets (5)	887,149	900,127	887,149	898,777	900,127

COMBINED BUSINESS SEGMENT TOTAL:

Net interest income (1)	$91,674	$117,524	$27,897	$29,345	$39,820
Net other income (2)	12,132	7,253	3,169	5,069	3,557
Total income	103,806	124,777	31,066	34,414	43,377
Impairment loss from expected credit losses on loans at amortized cost, loan commitments and financial guarantee contracts	(9,035)	(17,127)	(577)	(4,342)	(4,352)
Recovery (Impairment) loss from expected credit losses on investment securities	390	(276)	(75)	11	210
Operating expenses (3)	(33,761)	(33,673)	(9,953)	(12,602)	(11,244)
PROFIT FOR THE PERIOD	$61,400	$73,701	$20,461	$17,481	$27,991

Average interest-earning assets	6,568,762	7,535,823	6,271,861	6,544,688	7,433,084
End-of-period interest-earning assets	6,224,502	7,284,814	6,224,502	6,462,369	7,284,814

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 - Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systematic basis.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Net other income (loss) by Business Segment consists of the following items:

- Commercial Business Segment: net fees and commissions, gain on sale of loans at amortized cost, and net related other income.

- Treasury Business Segment: net other income from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at FVTOCI, and net related other income.

(3) Operating Expenses allocation methodology assigns overhead expenses based on resource consumption by business segment. Total operating expenses includes the following line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

(4) Includes loans at amortized cost, net of unearned interest and deferred fees.

(5) Includes cash and cash equivalents, financial instruments at fair value through profit or loss, financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses.

18

EXHIBIT IX

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2017		June 30, 2017		September 30, 2016		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$321	6	$196	3	$297	4	$125	$24
BELGIUM	14	0	13	0	0	0	1	14
BOLIVIA	10	0	0	0	19	0	10	(9)
BRAZIL	1,023	18	1,046	18	1,212	18	(23)	(189)
CHILE	214	4	226	4	150	2	(12)	64
COLOMBIA	734	13	695	12	795	12	39	(61)
COSTA RICA	415	7	360	6	438	6	55	(23)
DOMINICAN REPUBLIC	142	2	79	1	184	3	63	(42)
ECUADOR	307	5	267	5	285	4	40	22
EL SALVADOR	79	1	88	1	117	2	(9)	(38)
GERMANY	43	1	45	1	65	1	(2)	(22)
GUATEMALA	238	4	275	5	376	6	(37)	(138)
HONDURAS	82	1	52	1	92	1	30	(10)
JAMAICA	14	0	60	1	36	1	(46)	(22)
MEXICO	943	16	1,069	18	860	13	(126)	83
NICARAGUA	33	1	42	1	32	0	(9)	1
PANAMA	533	9	479	8	563	8	54	(30)
PARAGUAY	58	1	57	1	114	2	1	(56)
PERU	352	6	510	9	630	9	(158)	(278)
SINGAPORE	9	0	33	1	51	1	(24)	(42)
SWITZERLAND	6	0	0	0	39	1	6	(33)
TRINIDAD & TOBAGO	166	3	199	3	194	3	(33)	(28)
UNITED STATES	23	0	73	1	67	1	(50)	(44)
URUGUAY	19	0	37	1	196	3	(18)	(177)
MULTILATERAL ORGANIZATIONS	0	0	0	0	19	0	0	(19)
OTHER	16	0	18	0	2	0	(2)	14

TOTAL CREDIT PORTFOLIO (1)	$5,794	100%	$5,919	100%	$6,833	100%	$(125)	$(1,039)

UNEARNED INTEREST AND DEFERRED FEES	(6)		(7)		(9)		1	3

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$5,788		$5,912		$6,824		$(124)	$(1,036)

(1)	Includes gross loans at amortized cost (or the “Loan Portfolio”), financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

19

EXHIBIT X

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2017		June 30, 2017		September 30, 2016		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$321	6	$196	3	$297	4	$125	$24
BELGIUM	14	0	13	0	0	0	1	14
BOLIVIA	10	0	0	0	19	0	10	(9)
BRAZIL	1,015	18	1,039	18	1,183	18	(24)	(168)
CHILE	209	4	221	4	145	2	(12)	64
COLOMBIA	705	12	666	11	760	11	39	(55)
COSTA RICA	415	7	360	6	438	7	55	(23)
DOMINICAN REPUBLIC	142	2	79	1	184	3	63	(42)
ECUADOR	307	5	267	5	285	4	40	22
EL SALVADOR	79	1	88	2	117	2	(9)	(38)
GERMANY	43	1	45	1	65	1	(2)	(22)
GUATEMALA	238	4	275	5	376	6	(37)	(138)
HONDURAS	82	1	52	1	92	1	30	(10)
JAMAICA	14	0	60	1	36	1	(46)	(22)
MEXICO	923	16	1,049	18	828	12	(126)	95
NICARAGUA	33	1	42	1	32	0	(9)	1
PANAMA	516	9	470	8	551	8	46	(35)
PARAGUAY	58	1	57	1	114	2	1	(56)
PERU	352	6	510	9	626	9	(158)	(274)
SINGAPORE	9	0	33	1	51	1	(24)	(42)
SWITZERLAND	6	0	0	0	39	1	6	(33)
TRINIDAD & TOBAGO	157	3	190	3	185	3	(33)	(28)
UNITED STATES	23	0	73	1	67	1	(50)	(44)
URUGUAY	19	0	37	1	196	3	(18)	(177)
OTHER	16	0	18	0	2	0	(2)	14

TOTAL COMMERCIAL PORTFOLIO (1)	$5,706	100%	$5,840	100%	$6,688	100%	$(134)	$(982)

UNEARNED INTEREST AND DEFERRED FEES	(6)		(7)		(9)		1	3

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$5,700		$5,833		$6,679		$(133)	$(979)

(1)	Includes gross loans at amortized cost (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

20

EXHIBIT XI

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2017		June 30, 2017		September 30, 2016		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

BRAZIL	$8	9	$7	9	$29	20	$1	$(21)
CHILE	5	6	5	7	5	4	0	0
COLOMBIA	29	33	29	37	35	24	0	(6)
MEXICO	20	23	20	26	32	22	0	(12)
PANAMA	17	19	9	11	12	8	8	5
PERU	0	0	0	0	4	3	0	(4)
TRINIDAD & TOBAGO	9	10	9	11	9	6	0	0
MULTILATERAL ORGANIZATIONS	0	0	0	0	19	13	0	(19)

TOTAL TREASURY PORTOFOLIO (1)	$88	100%	$79	100%	$145	100%	$9	$(57)

(1)	Includes financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses.

21

EXHIBIT XII

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	YEAR-TO-DATE		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY (*)	9M17	9M16	3Q17	2Q17	3Q16	(A) - (B)	(C) - (D)	(C) - (E)

ARGENTINA	$320	$295	$181	$94	$120	$25	$87	$61
BELGIUM	10	32	1	4	17	(22)	(3)	(16)
BOLIVIA	12	22	10	0	5	(10)	10	5
BRAZIL	587	259	219	188	113	328	31	106
CHILE	349	302	45	127	129	47	(82)	(84)
COLOMBIA	979	740	366	307	275	239	59	91
COSTA RICA	544	512	223	157	217	32	66	6
DOMINICAN REPUBLIC	541	560	181	106	165	(19)	75	16
ECUADOR	995	598	334	327	248	397	7	86
EL SALVADOR	105	99	25	37	20	6	(12)	5
GERMANY	0	100	0	0	100	(100)	0	(100)
GUATEMALA	431	531	146	105	128	(100)	41	18
HONDURAS	110	125	48	11	29	(15)	37	19
JAMAICA	139	103	14	60	14	36	(46)	0
MEXICO	3,377	1,866	1,244	1,058	679	1,511	186	565
NETHERLANDS	16	14	0	0	0	2	0	0
NICARAGUA	48	44	6	27	21	4	(21)	(15)
PANAMA	681	650	242	276	304	31	(34)	(62)
PARAGUAY	18	88	6	9	48	(70)	(3)	(42)
PERU	754	892	135	411	355	(138)	(276)	(220)
SINGAPORE	135	158	20	93	81	(23)	(73)	(61)
SWITZERLAND	6	102	6	0	18	(96)	6	(12)
TRINIDAD & TOBAGO	332	266	153	120	70	66	33	83
UNITED STATES	78	84	0	31	36	(6)	(31)	(36)
URUGUAY	77	0	0	29	0	77	(29)	0
OTHER	26	25	8	8	0	1	0	8
TOTAL CREDIT DISBURSED (1)	$10,670	$8,467	$3,613	$3,585	$3,192	$2,203	$28	$421

(1)	Includes gross loan portfolio, financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses, loan commitments and financial guarantee contracts (including confirmed and stand-by letters of credit, and guarantees covering commercial risk).
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

22

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